Exhibit 21.1

SUBSIDIARIES OF HERC HOLDINGS INC. AS OF December 31, 2016	JURISDICTION OF INCORPORATION
CCMG HERC Sub, Inc.	Delaware
Cinelease Holdings, Inc.	Delaware
Cinelease, Inc.	Nevada
Cinelease, LLC	Louisiana
Cinelease UK Limited	United Kingdom
Herc Intermediate Holdings, LLC	Delaware
Herc Rentals Inc.	Delaware
Herc Rentals Management FZ-LLC	United Arab Emirates – Fujairah Creative City Free Zone
Hertz Canada Equipment Rental Partnership	Ontario, Canada
Hertz and Dayim Equipment Rental LLC*	Qatar
Hertz Dayim Equipment Rental Limited*	Saudi Arabia
Hertz Entertainment Services Corporation	Delaware
Hertz Equipment Rental Company Holdings Netherlands B.V.	Netherlands
Hertz Equipment Rental Company Limited	China
Hertz Equipment Rental Holdings (HK) Limited	Hong Kong
Hertz Investors, Inc.	Delaware
Matthews Equipment Limited	Ontario, Canada
 * Joint venture